April 3, 2014

Via EDGAR (Correspondence)

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549

Re:     Viacom Inc.
Form 10-K for Fiscal Year Ended September 30, 2013
Filed November 14, 2013
Form 10-Q for Fiscal Quarter Ended December 31, 2013
Filed January 30, 2014
Response dated February 18, 2014
File No. 001-32686

Dear Mr. Spirgel:

On behalf of Viacom Inc., set forth below is the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated February 27, 2014 concerning our Form 10-K for the fiscal year ended September 30, 2013 and Form 10-Q for the fiscal quarter ended December 31, 2013. For the purposes of this letter, references to “we”, “us”, “our” and the “Company” refer to Viacom Inc. For your convenience, our response includes the Comment copied in bold from your letter.

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Form 10-Q for Fiscal Quarter Ended December 31, 2013

Item 4. Controls and Procedures, page 20

1.     We note from your response to comment 1 that you began migrating financial processing systems to an enterprise-wide systems solution during fiscal 2012 and that this migration continues. Explain for us the reasons to upgrade your systems and automate your business processes. Please identify the nature of the “changes in (y)our business processes, which, in turn, result in changes to internal controls over financial reporting.” Please also tell us the improvements to your internal controls, if any, and why such improvements were deemed necessary. Refer to FAQ 7 on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports at http://www.sec.gov/info/accountants/controlfaq.htm.

In the ordinary course of business, we strive for continuous improvement in our financial reporting process. In 2012, we began the roll out of a new enterprise-wide general ledger system throughout the Company. The objective of the initiative was to enhance operating efficiency by further automating financial processes and standardizing transaction processing using shared service centers. The implementation of the new financial system improves our ability to analyze our businesses while increasing operating efficiency, and was not designed to address any previous control weaknesses.

We believe we have complied with the requirements under Item 308(c) of Regulation S-K to disclose any change that has materially affected or is reasonably likely to materially affect our internal control over financial reporting, including consideration of FAQ 7 on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. In light of the Staff’s Comment, we will also expand our disclosure of changes in internal controls consistent with the italicized language below until the substantial completion of the implementation.

We began to migrate certain financial processing systems to an enterprise-wide general ledger system in the fourth quarter of our 2012 fiscal year. The new system is a material component of our internal control over financial reporting and is being rolled out on a regional basis across our business segments based on a schedule that currently provides for substantial completion of the implementation by September 30, 2014. In connection with this implementation we are updating our internal controls over financial reporting, as necessary, through further automation and standardization of our financial transaction processes and procedures, and we continue to evaluate and monitor such changes. Except for the new system implementation noted above, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Stephen T. Giove at Shearman & Sterling LLP at (212) 848-7325.

Sincerely,

/s/ Katherine Gill-Charest

Katherine Gill-Charest
Senior Vice President, Controller & CAO
Viacom Inc.

cc:	Philippe P. Dauman, President and Chief Executive Officer, Viacom Inc.
Thomas E. Dooley, Senior Executive Vice President and Chief Operating Officer, Viacom Inc.
Wade Davis, Executive Vice President, Chief Financial Officer, Viacom Inc.
Michael D. Fricklas, Executive Vice President, General Counsel and Secretary, Viacom Inc.
Stephen T. Giove, Shearman and Sterling LLP
James DePonte, PricewaterhouseCoopers LLP

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